15048579

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 52306

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NORFOLK MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 MADISON AVENUE, 19TH FLOOR
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GLENN PEASE 212-257-6750
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCGLADREY LLP
(Name – *if individual, state last, first, middle name*)

850 CANAL STREET, 4TH FLOOR	STAMFORD	CT	06902
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/14

OATH OR AFFIRMATION

I, GLENN PEASE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NORFOLK MARKETS, LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Laura Pekari
NOTARY PUBLIC
State of Connecticut
My Commission Expires 9/30/16

Signature

CHEIF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)

(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Report of Independent Registered Public Accounting Firm

To the Managing Member
Norfolk Markets, LLC
New Haven, Connecticut

We have audited the accompanying statement of financial condition of Norfolk Markets, LLC (the Company) as of December 31, 2014, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Norfolk Markets, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedure performed in conjunction with the audit of Norfolk Markets, LLC's financial statements. The Supplemental Information is the responsibility of Norfolk Markets, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

McGladrey LLP

Stamford, Connecticut
February 27, 2015

NORFOLK MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2014

Assets		
Cash and cash equivalents	$	498,895
Fees receivable		4,367
Prepaid expenses and other		18,629
Property and equipment, net		18,858
Security deposit		47,833
Total assets	$	588,582
Liabilities and Members' Equity		
Accounts payable	$	23,322
Accrued expenses		292,944
Total liabilities		316,266
Commitments and Contingencies		
Members' equity		272,316
Total liabilities and members' equity	$	588,582

See Notes to Financial Statements.

NORFOLK MARKETS, LLC

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2014

Revenues	
Referral and placement fee income	$ 5,005,061
Other income	15,327
Total revenues	5,020,388
Expenses	
Salary and bonuses	3,382,077
Rent	401,506
Employee benefits	318,633
Subscriptions and licenses	272,466
Office and other expenses	165,138
Employment related expenses	136,420
Travel and entertainment	84,307
Telecommunications	63,092
Dues and registrations	54,698
Insurance	40,715
Professional fees and consulting	36,490
Depreciation and amortization	22,730
Total expenses	4,978,272
Net income	$ 42,116

See Notes to Financial Statements.

NORFOLK MARKETS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2014

Balance, beginning	$	317,945
Distributions		(87,745)
Net income		42,116
Balance, ending	$	272,316

See Notes to Financial Statements.

NORFOLK MARKETS, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

Cash Flows from Operating Activities		
Net income	$	42,116
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		22,730
Decrease (increase) in operating assets:		
Fees receivable		16,939
Prepaid expenses and other		(1,123)
Security deposit		(47,833)
Increase (decrease) in operating liabilities:		
Accounts payable		(156,102)
Accrued expenses		204,504
Net cash provided by operating activities		81,231
Cash Flows from Investing Activities		
Purchase of property and equipment		(14,208)
Proceeds from bank certificate of deposit		136,704
Net cash provided by investing activities		122,496
Cash Flows from Financing Activities		
Member distributions		(87,745)
Net cash used in financing activities		(87,745)
Net decrease in cash and cash equivalents		115,982
Cash and cash equivalents		
Beginning		382,913
Ending	$	498,895

See Notes to Financial Statements.

Note 1. Organization and Nature of Business

Norfolk Markets, LLC (the "Company") was organized on July 1, 1999 as a Delaware Limited Liability Company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). Additionally, the Company is an introducing broker registered with the Commodity Futures Trading Commission (the "CFTC") and a member of the National Futures Association. The Company's revenue is primarily derived from fees for referring institutional customers to a broker dealer and from placement fees associated with raising capital..

Note 2. Summary of Significant Accounting Policies

Basis of accounting: The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash and cash equivalents: The Company has defined cash equivalents as short-term, highly liquid investments with original maturities of less than 90 days, including money market funds held for investment.

Concentration of credit risk: The Company maintains its cash balances and temporary cash investments in accounts, which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

Fees receivable and allowance for doubtful accounts: Fees receivable are customer obligations due under agreed upon trade terms. Management reviews fees receivable on a monthly basis to determine if any receivables will potentially be uncollectible. Fees receivable balances that are determined to be uncollectible, along with a general reserve, are included in the overall allowance for doubtful accounts. Management has reviewed fees receivable at December 31, 2014 and determined they are fully collectible, thus no reserve has been established.

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment: Property and equipment are recorded at cost. Expenditures for maintenance and repairs are charged to operations as incurred. The straight-line method of accounting is utilized for computing depreciation over the respective assets estimated useful life.

Furniture and fixtures	5-7 years
Office equipment	3 years
Leasehold improvements	Term of the lease (15 months)

Revenue recognition: The Company recognizes revenue from fees for referring institutional customers to a broker dealer and from placement fees associated with raising capital as earned based on the contractual arrangements with its clients.

Income taxes: No provision for federal and state income taxes has been made in the financial statements as the Company is a Limited Liability Company, whereby income or loss is required to flow through to and be reported on the member's income tax return.

Note 3. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital requirements ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or member distributions made if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $182,513, which is $161,429 in excess of its required net capital of $21,084. The percentage of aggregate indebtedness to net capital is 173.3% at December 31, 2014.

The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 of the Commodity Exchange Act or SEC Rule 15c3-1. At December 31, 2014, the Company had net capital of $182,513, which is $137,513 in excess of its required net capital of $45,000 under Regulation 1.17.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission, and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker/dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3.

Note 4. Property and Equipment

Property and equipment consist of the following at December 31, 2014:

Furniture and fixtures	$ 145,250
Office eqiupment	9,633
Leasehold improvements	11,411
	166,294
Less accumulated depreciation and amortization	(147,436)
	$ 18,858

Depreciation expense for the year ended December 31, 2014 was $22,730.

Note 5. Related Party Transactions

The Company leases its Norfolk, Connecticut office space on a month-to-month basis from 10 Station Place, LLC ("10SP"), which is wholly owned by the Chief Executive Officer of the Company. During 2014, the Company paid 10SP $7,800 in rent.

Note 6. Concentrations

One major customer accounted for 97% of total revenues earned during 2014. The loss of this customer could have a significant effect on the revenues of the Company.

Note 7. Income Taxes

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year on the tax returns of the individual members. With few exceptions, the Company is longer subject to U.S. Federal or state and local tax examinations by tax authorities for years before 2011. For the year ended December 31, 2014, management has determined there are no material uncertain income tax positions.

Note 8. Retirement Plan

The Company participates in a 401(k) retirement plan, which allows employees to defer a percentage of their wages subject to Internal Revenue Code limits. The plan covers all employees and allows discretionary employer profit sharing contributions. Retirement plan expense totaled $68,768 in 2014, which is included in employee benefits in the Statement of Operations.

Note 9. Commitments and Contingencies

Lease obligation: The Company entered into an operating lease agreement on April 18, 2014 for office space in New York City. The lease agreement calls for monthly rent of $23,917 beginning June 1, 2014 through July 31, 2015.

The Company also leases office space in Norfolk, Connecticut on a month-to-month basis from 10SP (see Note 6).

Rent expense totaled $401,506 for the year ended December 31, 2014.

Future minimum lease payments at December 31, 2014 are as follows:

Year Ended December 31,	Amount
2015	$ 167,417

Note 10. Option Agreement

NMG entered into an Option Agreement on November 1, 2011 that would allow two of the Company's employees to each purchase a 30% membership interest in the Company from NMG. This agreement was exercised and became effective as of October 1, 2014.

Note 11. Subsequent Events

The Company has evaluated subsequent events through the date at which these financial statements were available to be issued on February 27, 2015 for potential recognition or disclosure in the financial statements.

NORFOLK MARKETS, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGUALTION 1.17 OF THE COMMODITY EXCHANGE ACT
December 31, 2014

Computation of Net Capital Pursuant to SEC Rule 15c3-1		
Member's equity	$	272,316
Less non-allowable assets		
Fees receivable		(4,367)
Prepaid expenses and other		(18,629)
Property and equipment, net		(18,858)
Security deposit		(47,833)
Net capital before haircuts on securities		182,629
Haircuts on Securities		
Foreign currency		(116)
Net capital	$	182,513
Aggregate Indebtedness		
Accounts payable		23,322
Accrued expenses		292,944
	$	316,266
Minimum net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness	$	21,084
Net capital in excess of requirement	$	161,429
Percentage of aggregate indebtedness to net capital		173.3%
Computation of Net Capital Pursuant to CFTC Rule 1.17		
Net Capital	$	182,513
Minimum capital requirement (the greater of $45,000 or 6 2/3% of aggregate indebtedness)		45,000
Excess net capital	$	137,513

Note: There were no material differences between the above computations and the computations included in the Company's corresponding unaudited Form X-17A-5 Part II A filing as of December 31, 2014 and pursuant to CFTC Rule 1.17

NORFOLK MARKETS, LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2014

The Company is exemption from the provisions of Rule 15c3-3 under the securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.